Mail Stop 6010

                                                September 23, 2005

Michael R. Rodriguez
Senior Vice President, Finance and
 Chief Executive Officer
Endocare, Inc.
201 Technology Drive
Irvine, California 92618

Re:	Endocare, Inc.
Amendment No. 3 to Registration Statement on Form S-2
Filed September 16, 2005
and Documents Incorporated by Reference
File No. 333-123866

Dear Mr. Rodriguez:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form S-2

Where you can find more information, page 22
1. Please expand this section to incorporate by reference the reports filed pursuant to Section 13(a) or 15 (d) of the Exchange Act since the end of the fiscal year covered by the annual report. For example, we note that you do not incorporate by reference any Form 8-
Ks filed before March 16, 2005 or the form 8-K filed September 16,
2005.




Exhibit 23.1 Consent of Independent Registered Public Accounting
Firm
2. Please have your Independent Registered Public Accounting Firm revise their Exhibit 23.1 consent so that it is signed, as required by Item 601 of Regulation S-K.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Eric Atallah at (202) 551-3663 or Kaitlan
Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom
Jones
at (202) 551-3602 or me at (202) 551-3617 with any other
questions.

      Sincerely,


							Russell Mancuso
							Branch Chief


cc (via fax): Steven G. Rowles, Esq.



??

??

??

??

Michael R. Rodriguez
Endocare, Inc.
September 23, 2005
Page 2